UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

NUVEEN ENHANCED HIGH YIELD MUNICIPAL BOND FUND
(Name of Issuer)

MUNIFUND PREFERRED SHARES

(Title of Class of Securities)

670686500

(CUSIP Number)

Toronto-Dominion Investments, Inc.

1 Vanderbilt Avenue New York, NY 10017

(212) 827-7488

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 670686500

1.	Names of Reporting Persons Toronto Dominion Investments, Inc. 36-2998941
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,450
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,450

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,450 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 72.68%
14.	Type of Reporting Person (See Instructions) CO

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SCHEDULE 13D

CUSIP No. 670686500

1.	Names of Reporting Persons Toronto Dominion Holdings (U.S.A.), Inc. 58-1495511
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,450
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,450

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,450 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 72.68%
14.	Type of Reporting Person (See Instructions) CO

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SCHEDULE 13D

CUSIP No. 670686500

1.	Names of Reporting Persons TD Group US Holdings LLC 47-4435262
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,450
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,450

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,450 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 72.68%
14.	Type of Reporting Person (See Instructions) OO

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SCHEDULE 13D

CUSIP No. 670686500

1.	Names of Reporting Persons The Toronto-Dominion Bank 13-5640479
2.	Check the Appropriate Box if a member of a Group (see instructions) a.☐ b.☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,450
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,450

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,450 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 72.68%
14.	Type of Reporting Person (See Instructions) BK

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Item 1 Security and Issuer

This Amendment No. 3 (this "Amendment") amends, as set forth below, amends the statement on Schedule 13D, dated July 13, 2023 and filed with the SEC on July 24, 2023 (the "Original Schedule 13D"), as amended by Amendment No. 2 dated December 7, 2023 and filed with the SEC on December 12, 2023 ("Amendment No. 2"), for for Toronto Dominion Investments, Inc. ("TDI"), Toronto Dominion Holdings (U.S.A.), Inc. (“TDH”), TD Group US Holdings LLC (“TD GUS”), and The Toronto-Dominion Bank ("TD Bank") (collectively, the "Reporting Persons") with respect to the MuniFund Preferred Shares (CUSIP No. 670686500) ("MFP Shares") of Nuveen Enhanced High Yield Municipal Bond Fund (the "Issuer" or the "Company").

This Amendment is being filed as a result of the purchase of additional Series B MFP Shares (the "Additional MFP Shares") of the Issuer in the amount of 600 shares purchased by TDI. In addition to the Additional MFP Shares, TDI holds 850 Series B MFP Shares.

Item 2 Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

Item 3 Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"The Reporting Persons purchased an additional 600 Series B MFP Shares (the "Additional MFP Shares") from the Issuer (the "Additional MFP Shares Purchase").

The aggregate amount of funds used by the Reporting Persons for the Additional MFP Shares Purchase was approximately $60,000,000. The source of funds was the working capital of the Reporting Persons."

Item 4 Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"TDI made the Additional MFP Shares Purchase for investment purposes. TDI acquired the Additional MFP Shares directly from the Company pursuant to the Additional Series B MuniFund Preferred Shares (MFP) Purchase Agreement, dated September 9, 2024, between the Issuer and TDI (the "Purchase Agreement") as Purchaser, on their initial issuance for a purchase price of $60,000,000.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect."

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end of the first paragraph thereof:

"The voting and consent rights on the Additional MFP Shares acquired in the Additional MFP Shares Purchase by TDI will be treated in the same manner as previously described in this Item 6."

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Item 7 Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

“Exhibit	Description of Exhibit
99.1	Joint Filing Agreement
99.2	Certificate for TD
99.3	Secretary's Certificate for TD GUS
99.7	Additional Series B MuniFund Preferred Shares (MFP) Purchase Agreement, dated September 5, 2024”

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 9, 2024

TORONTO DOMINION INVESTMENTS, INC.

By:	/s/ Christina Petrou
Name:	Christina Petrou
Title:	Vice President & Chief Operating Officer

TORONTO DOMINION HOLDINGS (U.S.A.), INC.

By:	/s/ Christina Petrou
Name:	Christina Petrou
Title:	Vice President & Chief Operating Officer

TD GROUP US HOLDINGS LLC

By:	/s/ Ryan A. Barry
Name:	Ryan A. Barry
Title:	Head of Finance and Accounting

THE TORONTO-DOMINION BANK

By:	/s/ Christina Petrou
Name:	Christina Petrou
Title:	Vice President

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LIST OF EXHIBITS

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement
99.2	Certificate for TD
99.3	Secretary's Certificate for TD GUS
99.7	Additional Series B MuniFund Preferred Shares (MFP) Purchase Agreement, dated September 5, 2024

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SCHEDULE I

INFORMATION RELATING TO THE EXECUTIVE OFFICERS AND DIRECTORS OF THE TD ENTITIES

The following sets forth the name, title and present principal occupation of each executive officer and director of TDI.

TORONTO DOMINION INVESTMENTS, INC.

EXECUTIVE OFFICERS AND DIRECTORS

Name (Citizenship)	Title	Principal Occupation or Employment

Beard, Laura (U.S. Citizen)	Director, President & CFO	VP FINANCE TDS (US) 125 Park Avenue New York NY 10017 United States

Petrou, Christina (U.S. Citizen)	Director, Vice President & CCO	Senior Vice President 1 Vanderbilt Avenue New York NY 10017 United States

Baldi, Frank (U.S. Citizen)	Vice President	Managing Director of Global Count Credit TDS (US) 1 Vanderbilt Avenue New York NY 10017 United States

Balack, Chandra (U.S. Citizen)	Vice President	Managing Director, TD Securities 125 Park Avenue New York NY 10017 United States

Haraf, Nancy (U.S. Citizen)	Vice President	Director - Finance, Group Manager TDS (US) 125 Park Avenue New York NY 10017 United States

Rosenthal, Richard (U.S. Citizen)	Vice President	Associate Vice President, Finance, TD Securities USA 125 Park Avenue New York NY 10017 United States

Franciscus, Robert (U.S. Citizen)	Vice President	Managing Director of Global Count Credit TDS (US) 125 Park Avenue New York NY 10017 United States

Win, Tracy (U.S. Citizen)	Vice President	Managing Director - Global Counterparty Credit TDS I (US) 125 Park Avenue New York NY 10017 United States

Worchel, Cori (U.S. Citizen)	Vice President	Managing Director - Global Counterparty Credit TDS I (US) 125 Park Avenue New York NY 10017 United States

Zeller, Robyn (U.S. Citizen)	Vice President	Senior Vice President and Executive Managing Director & Global H 125 Park Avenue New York NY 10017 United States

Fleming, Carla (Canadian citizen)	Director	Vice President, TD Securities Canada 77 King Street West Toronto ON M5K 1A2 Canada

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Executive Officers and Directors of TDH

The following sets forth the name, title and present principal occupation of each executive officer and director of TDH.

TORONTO DOMINION HOLDINGS (U.S.A.), INC.

EXECUTIVE OFFICERS AND DIRECTORS

Name (Citizenship)	Title	Principal Occupation or Employment

Gibson, Glenn (Canadian Citizen)	President and Chief Executive Officer	Executive Vice President and Vice Chair, USA Region Head and Global 1 Vanderbilt Avenue New York NY 10017 United States

Doster, Robert (U.S. Citizen)	Vice President	Vice President, US Region, Global Operations, TD Securities 125 Park Avenue New York Ny 10017 United States

Franciscus, Robert (U.S. Citizen)	Vice President	Managing Director of Global Count Credit TDS (US) 125 Park Avenue New York NY 10017 United States

Homcy, Stuart (U.S. Citizen)	Vice President	Associate Vice President, Program Delivery 125 Park Avenue New York NY 10017 United States

Mehra, Pradeep (India Citizen)	Vice President	Managing Director, Corporate & Investment Banking Credit, TD Securities (USAL LLC) 125 Park Avenue New York NY 10017 United States

Stroud, Peter (U.S. Citizen)	Vice President	Director, TDS Operations (US) 125 Park Avenue New York NY 10017 United States

Zeller, Robyn (U.S. Citizen)	Director, Vice President	Senior Vice President and Executive Managing Director & Global Head 125 Park Avenue New York NY 10017 United States

Beard, Laura (U.S. Citizen)	Director, Vice President and Chief Financial Officer	VP FINANCE TDS (US) 125 Park Avenue New York NY 10017 United States

Haraf, Nancy (U.S. Citizen)	Director, Vice President and Treasurer	Director - Finance, Group Manager TDS (US) 125 Park Avenue New York NY 10017 United States

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Petrou, Christina (U.S. Citizen)	Director, Vice President, Chief Operating Officer	Senior Vice President 1 Vanderbilt Avenue New York NY 10017 United States

Bosman, Dan (U.S. Citizen)	Vice President, Chief Information Officer	Senior Vice President and Chief Information Officer, TD Securities (USA) LLC 125 Park Avenue New York NY 10017 United States

Baldi, Frank (U.S. Citizen)	Vice President	Managing Director of Global Count Credit TDS (US) 1 Vanderbilt Avenue New York NY 10017 United States

Balack, Chandra (U.S. Citizen)	Vice President	Managing Director, TD Securities 125 Park Avenue New York NY 10017 United States

Worchel, Cori (U.S. Citizen)	Vice President	Managing Director - Global Counterparty Credit TDS I (US) 125 Park Avenue New York NY 10017 United States

Khalevich, Elizabeth (U.S. Citizen)	Vice President	AVP Finance TDS (US) 125 Park Avenue New York NY 10017 United States

Magnusson, Jeff (U.S. Citizen)	Vice President	Director - Finance TDS (US) 125 Park Avenue New York NY 10017 United States

Win, Tracy (U.S. Citizen)	Vice President	Managing Director - Global Counterparty Credit TDS I (US) 125 Park Avenue New York NY 10017 United States

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Executive Officers and Directors of TD

The following sets forth the name, title and present principal occupation of each executive officer and director of TD.

THE TORONTO-DOMINION BANK DIRECTORS

Name (Citizenship)	Principal Occupation or Employment

Ayman Antoun	Corporate Director, and former President, IBM Americas (Oakville, Ontario, Canada)

Cherie L. Brant (Canadian Citizen)	Partner, Borden Ladner Gervais LLP 22 Adelaide St West, Suite 3400 Toronto, Ontario M5H 4E3

Amy W. Brinkley (U.S. Citizen)	Consultant, AWB Consulting, LLC (executive advising and risk management consulting firm) 2225 Sharon Lane Charlotte, North Carolina 28211

Brian C. Ferguson (Canadian Citizen)	Corporate Director, and former President & Chief Executive Officer, Cenovus Energy Inc. 600 Princeton Way SW#505 Calgary, Alberta T2P 5N4

Colleen A. Goggins (U.S. Citizen)	Corporate Director, and retired Worldwide Chairman, Consumer Group, Johnson & Johnson 7 Constitution Hill East Princeton, New Jersey 08540

Alan N. MacGibbon (Canadian Citizen)	Board Chair, The Toronto-Dominion Bank (Mississauga, Ontario, Canada)

John B. MacIntyre	Chairman, Birch Hill Equity Partners (Toronto, Ontario, Canada)

Karen E. Maidment (Canadian Citizen)	Corporate Director, and former Chief Financial and Administrative Officer, BMO Financial Group 92 Salisbury Avenue Cambridge, Ontario N1S 1J5

Keith G. Martell (Canadian Citizen)	Corporate Director, and former President & Chief Executive Officer, First Nations Bank of Canada (Eagle Ridge, Saskatchewan, Canada)

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Bharat B. Masrani (Canadian and British Citizen)	Group President and Chief Executive Officer, The Toronto-Dominion Bank P.O. Box 1, TD Bank Tower 66 Wellington Street West, 4th Floor Toronto, Ontario M5K 1A2

Claude Mongeau (Canadian Citizen)	Corporate Director, and former President and Chief Executive Officer, Canadian National Railway Company 195 Maplewood Ave. Outremont, Quebec H2V 2M6

S. Jane Rowe (Canadian Citizen)	Corporate Director, and former Vice Chair, Investments, Ontario Teachers' Pension Plan Board 160 Front St W Suite 3200 Toronto, ON M5J 0G4

Nancy G. Tower (Canadian Citizen)	Corporate Director, and former President & Chief Executive Officer, Tampa Electric Company 1223 Lower Water Street Halifax, Nova Scotia B3J 3S8

Ajay K. Virmani (Canadian Citizen)	President & CEO Cargojet Inc. 2281 North Sheridan Way Mississauga, Ontario L5K 2S3

Mary A. Winston (U.S. Citizen)	Corporate Director, and former public-company Chief Financial Officer (Charlotte, North Carolina, U.S.A.)

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EXECUTIVE OFFICERS

Name (Citizenship)	Principal Occupation or Employment

Bharat B. Masrani (Canadian and British Citizen)	Group President and Chief Executive Officer, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Riaz Ahmed (Canadian Citizen)	President and CEO of TD Securities, Group Head, Wholesale Banking, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Ajai K. Bambawale (Canadian Citizen)	Group Head and Chief Risk Officer, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Melanie Burns (Canadian Citizen)	Executive Vice President and Chief Human Resources Officer, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Raymond Chun (Canadian Citizen)	Group Head, Wealth and Insurance, TD Bank Group 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2 Canada

Barbara Hooper (Canadian Citizen)	Group Head, Canadian Business Banking, TD Bank 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Greg Keeley (U.S. Citizen)	Senior Executive Vice President, Platforms & Technology, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Jane A. Langford (Canadian Citizen)	Executive Vice President and General Counsel, TD Bank Group 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Christine Morris (Canadian Citizen)	Senior Executive Vice President, Transformation, Enablement and Customer Experience 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Anita O'Dell (U.S. Citizen)	Senior Vice President and Chief Auditor, TD Bank Group US Audit Admin 200 Carolina Point Pkwy, Bldg B Greenville, SC 29607 SC1-009-415

Leovigildo Salom (U.S. Citizen)	Group Head, U.S. Retail and President and CEO, TD Bank, America's Most Convenient Bank® 1701 Route 70 East, 2nd Floor Cherry Hill, Camden, NJ 08003

Kelvin Vi Luan Tran (Canadian Citizen)	Group Head and Chief Financial Officer, TD Bank 66 Wellington St. W., 4th Floor Toronto, Ontario MK5 1A2 Canada

Tim Wiggan (Canadian Citizen)	Group Head, Wealth Management and Insurance, TD Bank Group 161 Bay Street Toronto, Ontario M5J 2T2 Canada

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SCHEDULE II

LITIGATION SCHEDULE

During the last five years, The Toronto-Dominion Bank and its affiliates (the “TD Entities”) have not, and to the best knowledge of The TD Entities none of the executive officers, directors, or controlling persons of the TD Entities listed heterto on Schedule I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

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